SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Holly Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

435763107

(CUSIP Number)

REH Company

550 East South Temple

Salt Lake City, Utah 84102

Attn: General Counsel

with a copy to:

David P. Oelman

Michael S. Telle

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, TX 77002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 435763107

1	Name of Reporting Person REH Company
2	Check the appropriate box if a member of a group* (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by the Reporting Person: 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. 435763107

1	Name of Reporting Person Carol Orme Holding
2	Check the appropriate box if a member of a group* (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by the Reporting Person: 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”), as amended from time to time (the “Schedule 13D”), relating to the common units representing limited partner interests (“Common Units”) of Holly Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 4.	Purpose of Transaction

Pursuant to that certain Agreement and Plan of Merger, dated August 15, 2023, by and among the Issuer, HF Sinclair Corporation (“DINO”) and the other parties thereto, the Issuer became an indirect, wholly owned subsidiary of DINO on December 1, 2023 upon the closing of the transactions contemplated therein (the “Closing”). Upon the Closing, each outstanding Common Unit was converted into the right to receive (a) 0.315 shares of common stock, par value $0.01 per share, of DINO and (b) $4.00 in cash, without interest. As a result, the Reporting Persons ceased to own any Common Units effective upon the Closing.

Item 5.	Interest in Securities of the Issuer.

(a.) – (b.) The aggregate number and percentage of Common Units beneficially owned by the Reporting Persons are as follows:

A. The Sinclair Corporation

i.	Amount beneficially owned: 0

Percentage: 0%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 0

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 0

B. Carol Orme Holding

i.	Amount beneficially owned: 0

Percentage: 0%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 0

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 0

(c.) To the best knowledge of the Reporting Persons, no transactions were effected by the Reporting Persons during the past 60 days other than the transactions described herein.

(d.) Not applicable.

(e.) Upon the Closing, the Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding Common Units.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 4, 2023

REH COMPANY

By:	/s/ Ross B. Matthews
Name:	Ross B. Matthews
Title:	Chief Operating Officer

/s/ Carol Orme Holding
Name:	Carol Orme Holding